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                                   SSgA FUNDS
                                  909 A STREET
                                TACOMA, WA 98402
                                  253-627-7001
                                FAX 253-596-3286

November 17, 2000                           VIA FAX and ELECTRONIC DELIVERY



Eric Purple, Esq.
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0505

RE:          SSgA Funds (the "Registrant")
             Filing pursuant to Rule 477 of the Securities Act of 1933 ("1933 Act")
             File Nos. 33-19229
                       811-5430

Dear Mr. Purple:

On behalf of the Registrant, pursuant to Rule 477 of the 1933 Act, we hereby respectfully request the withdrawal of Post-Effective Amendment No. 57, filed on June 2, 2000 under Rule 485(a) of the 1933 Act. We also request the withdrawal of Post-Effective Amendments No. 58 and 59, filed on August 4 and September 29, 2000, respectively. The purpose of PEA No. 57 was to create an additional portfolio of the Registrant, the SSgA StockPower CustomerOwner Fund. The purpose of PEA Nos. 58 and 59 was to extend for additional 60-day periods the effective date of PEA No. 57. At this time, the Registrant does not intend to offer this Fund.

Since the Registrant has filed a Post-Effective Amendment No. 60 for the annual update of its registration statement, the Registrant will not re-use numbers 57 through 59.

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Securities and Exchange Commission
November 17, 2000
Page 2




We sincerely appreciate your assistance. If we can be of any assistance, please contact the undersigned at (253) 591-3537 or Ms. Carla Anderson at (253) 596-3067.

Very truly yours,


/s/ Deedra S. Walkey

Deedra S. Walkey
Assistant Secretary and
 Associate General Counsel

cc:   Mr. F. Richard Couture
      Philip H. Newman, Esq.
      Joseph P. Barri, Esq.
      Mr. Brian T. Gray
      Mr. Gustaff V. Fish, Jr.